Consolidated Financial Statements

Nine-month period ended February 28, 2009
and year ended May 31, 2008

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
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Tour KPMG
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AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at February 28, 2009 and May 31, 2008, and the consolidated statements of earnings and comprehensive loss, deficit, contributed surplus and cash flows for the nine-month period ended February 28, 2009 and the year ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and May 31, 2008, and the results of its operations and its cash flows for the nine-month period ended February 28, 2009 and the year ended May 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
April 24, 2009

*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Financial Statements
Nine-month period ended February 28, 2009 and year ended May 31, 2008

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Balance Sheets
February 28, 2009 and May 31, 2008

	2009	2008
Assets
Current assets:
Cash	$835,772	$545,596
Term deposits (note 21 (f))	3,318,254	2,166,699
Accounts receivable (note 10)	5,007,430	4,527,287
Tax credits receivable	726,510	264,803
Inventories (note 11)	1,773,563	1,383,176
Prepaid expenses	274,522	224,878
	11,936,051	9,112,439
Property, plant and equipment (note 12)	5,022,640	4,050,095
Intangible assets (note 13)	1,342,280	1,098,658
Other assets	–	95,977
	$18,300,971	$14,357,169
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 5)	$221,629	$59,728
Others	2,319,798	1,821,469
Advance payments (note 4)	879,469	–
Current portion of long-term debt (note 15)	578,989	984,018
	3,999,885	2,865,215
Advance payments (note 4)	–	873,260
Convertible debentures (note 14)	2,166,383	–
Long-term debt (note 15)	2,985,525	2,524,023
	9,151,793	6,262,498
Shareholders' equity:
Capital stock and warrants (note 16)	25,233,271	24,902,594
Contributed surplus	9,047,034	6,425,114
Deficit	(25,131,127)	(23,233,037)
	9,149,178	8,094,671
Commitments and contingencies (note 22)
Subsequent event (note 25)
	$18,300,971	$14,357,169

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss
Nine-month period ended February 28, 2009 and year ended May 31, 2008

	2009	2008
	(9 months )	(12 months )
Revenue from sales and research contracts	$8,589,272	$10,263,825
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	6,908,496	8,858,429
Stock-based compensation	2,171,668	4,491,371
Research and development expenses (note 6)	1,276,962	484,524
Financial expenses (note 7)	519,534	468,426
Amortization (note 8)	535,237	596,455
	11,411,897	14,899,205

Loss before undernoted items	(2,822,625)	(4,635,380)
Interest income	61,337	99,124
Foreign exchange gain (loss)	1,000,347	(248,548)
Royalties on transfer of license to subsidiaries (note 5)	(137,000)	–
Non-controlling interest (note 17)	9,231	–
Net loss and comprehensive loss	$(1,888,710)	$(4,784,804)
Basic and diluted loss per share	$(0.05)	$(0.13)
Weighted average number of shares outstanding	37,622,735	37,105,672

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Deficit
Nine-month period ended February 28, 2009 and year ended May 31, 2008

	2009	2008
	(9 months )	(12 months )
Balance, beginning of period	$(23,233,037)	$(18,448,233)
Net loss	(1,888,710)	(4,784,804)
Dividends (note 17)	(9,380)	–
Balance, end of period	$(25,131,127)	$(23,233,037)

Consolidated Statements of Contributed Surplus

Nine-month period ended February 28, 2009 and year ended May 31, 2008

	2009		2008
	(9 months	)	(12 months	)
Balance, beginning of period	$6,425,114		$2,974,533
Expired warrants	62,825		–
Exercised options	(58,513)		(1,040,790)
Equity component of convertible debentures	445,940		–
Stock-based compensation	2,171,668		4,491,371
Balance, end of period	$9,047,034		$6,425,114

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Cash Flows
Nine-month period ended February 28, 2009 and year ended May 31, 2008

	2009	2008
	(9 months )	(12 months )
Operating activities:
Net loss	$(1,888,710)	$(4,784,804)
Non-cash items:
Amortization of property, plant and equipment	400,273	581,394
Amortization of intangible assets	10,575	15,061
Amortization of other assets	124,389	–
Stock-based compensation	2,171,668	4,491,371
Accretion of the liability component of the convertible debentures (note 14)	86,307	–
Non-controlling interest (note 17)	(9,231)	–
Unrealized foreign exchange loss on advance payments	31,000	55,050
Net change in operating assets and liabilities (note 9)	(1,214,885)	(749,196)
	(288,614)	(391,124)
Investing activities:
Additions to property, plant and equipment	(904,375)	(188,647)
Additions to intangible assets	(254,197)	(553,099)
(Acquisition) maturity of term deposits	(1,151,555)	583,624
Increase in other assets	(28,412)	–
	(2,338,539)	(158,122)
Financing activities:
Decrease in bank loan	–	(210,000)
Increase in long-term debt, net of financing fees of $46,704	3,453,296	77,609
Repayment of long-term debt	(3,396,823)	(929,663)
Convertible debenture issue (note 14)	2,750,000	–
Financial expenses on issuance of debenture (note 14)	(30,000)	–
Accrued interest on convertible debentures (note 14)	86,191	–
Settlement of notes payable (note 17)	(149)	–
Advance payments	–	818,210
Issue of share capital on exercise of options	54,814	679,332
	2,917,329	435,488
Net increase (decrease) in cash and cash equivalents	290,176	(113,758)
Cash, beginning of period	545,596	659,354
Cash, end of period	$835,772	$545,596

Supplemental cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Nine-month period ended February 28, 2009 and year ended May 31, 2008

1.	Nature of operations:

Neptune Technologies & Bioressources Inc. (the ''Company'') was incorporated under Part 1A of the Companies Act (Québec) on October 9, 1998.

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. During the period ended February 28, 2009, the Company transferred certain rights to its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc., in order to develop pharmaceutical products in the fields of cardiovascular and neurological diseases, respectively.

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process "Neptune OceanExtract™". The Company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO™ as well as its protein concentrated Neptune Krill Aquatein - NKA™. Its products are aimed for the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company's profitability in the future relies on various factors, such as: successful completion of its clinical studies, obtaining product regulatory approval from health authorities and the ability of the Company to commercialize and market its products with success.

2.	Changes to accounting policies:

(a)

Effective June 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement and Section 3865,

Hedges. The significant changes related to these new accounting standards are as follows:

(i) Comprehensive income:

CICA Handbook Section 1530, Comprehensive Income, introduced a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. No adjustments were required as a result of the application of this section.

(ii) Equity:

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company's consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

2.	Changes to accounting policies (continued):

	(a)	(continued):

		(iii)	Financial assets and financial liabilities, and hedges:

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to- maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and must be classified against the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in financial expenses.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost in the case of financial assets that do not have a quoted market price in an active market and changes in fair value are recorded in comprehensive income.

The Company classified its short-term deposits as financial assets held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and convertible debentures are classified as other financial liabilities.

CICA Handbook 3865 specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures.

The adoption of these new sections had no other impact on the Company's financial statements.

(b)

Effective June 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments - Disclosure, and Section 3863, Financial Instruments - Presentation.

CICA Handbook Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. See note 20.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

2.	Changes to accounting policies (continued):

	(b)	(continued)

CICA Handbook Section 3862, Financial Instruments - Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments - Presentation, establishes standards for the disclosure and presentation of the financial instruments and non-financial derivatives. See note 21.

These new standards relate to disclosure only and did not impact the financial results of the Company.

CICA Handbook Section 3031, Inventories, replaces Section 3030 on this same subject matter. The new section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The changes brought forth in this section affect the following in particular:

(i)

Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.

(ii) The reversal of the write-down to net realizable value amounts when there is a subsequent increase in the value of the inventories is now required.

(iii) The valuation of inventory at the lower of cost and replacement cost is no longer allowed; all inventories are valued at the lower of cost and net realizable value.

Adoption of this new standard had no impact on the consolidated financial statements for the nine-month period ended February 28, 2009.

	(c)	Future accounting changes:

(i) Goodwill and intangible assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this standard effective March 1, 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

2.	Changes to accounting policies (continued):

(c) Future accounting changes (continued):

(i) Goodwill and intangible assets (continued):

As a result of this standard, direct costs incurred to secure patents related to internally- generated assets in the research phase will no longer be capitalized by the Company. The Company will apply this standard on a retrospective basis. The estimated impact of adopting this standard will be to increase the opening deficit as at June 1, 2007 by $200,369, which is the amount relating to periods prior to the date of commercialization, May 31, 2002. The impact of the adjustment to the net loss in 2008 and 2009 will not be significant.

(ii) International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.

3.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are described below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, Acasti Pharma Inc., NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

	(b)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, allocating the proceeds received from the issuance of convertible debentures between debt and equity, estimating stock-based compensation as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

	(c)	Revenue recognition:

Revenues from sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

Payments received under partnerships agreements may include upfront payments and milestone payments, which require the Company’s ongoing involvement. Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. Milestone payments based on product development, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectibility is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated balance sheet.

Interest income on investments is recognized using the effective interest method.

	(d)	Term deposits:

Term deposits include short-term investments readily available with maturities of less than one year.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

	(e)	Inventories:

Raw materials are valued at the lower of cost and net realizable value, with cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined per project and includes direct and indirect costs related to production (monthly average cost). Each project corresponds to one month of production. Net realizable value is the estimated selling price in the ordinary course of business, less the selling costs.

Turnover of the Company's principal product, Neptune Krill Oil ("NKO™") is such that no provision for obsolescence is required.

	(f)	Tax credits:

Tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses or property, plant and equipment are accounted for as a reduction of related costs in the year during which the expenses or costs are incurred as long as there is reasonable assurance of their realization.

	(g)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less related tax credits. Assets acquired under capital leases are carried at cost, being the present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Property, plant and equipment	Method	Rate/period

Building	Straight-line	40 years
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Processing equipment	Straight-line	10 years
Laboratory equipment	Straight-line	5 years
Computer equipment	Straight-line	3 to 4 years
Software	Straight-line	2 years

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

	(h)	Research and development expenses:

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. During 2009, expenses of $43,218 (2008 - $296,527) have been deferred and presented as intangible assets. The costs are mainly related to the deodorisation of Neptune Krill Oil ("NKO™") as part of partnership and collaboration agreements. No amortization has been recorded during the nine-month period ended February 28, 2009 and the year ended May 31, 2008 for those costs since commercial production or use of the product or process has not begun.

	(i)	Intangible assets:

Intangible assets consist of patents, trademarks and license rights. The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks and licenses are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at low costs.

Deferred development costs are amortized beginning in the year of commercial production or use of the product or process over a maximum period of 5 years.

	(j)	Other assets:

Other assets represent start-up costs capitalized in accordance with EIC-27, Revenues and Expenditures During the Pre-Operating Period, and are amortized over a maximum period of 1 year. At February 28, 2009, these costs have been fully amortized (see note 8).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

	(k)	Impairment and disposal of long-lived assets:

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is reorganized in income for the excess, if any.

	(l)	Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year.

	(m)	Foreign currency forwards:

The Company enters into foreign currency forwards to protect itself against exchange rate fluctuations. The Company does not use hedge accounting; accordingly, the foreign currency forwards are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

	(n)	Loss per share:

Loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants. Under this method, a number of additional shares, if they are dilutive, are calculated assuming that the outstanding stock options and warrants are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

The dilutive effect of the convertible notes is reflected in diluted earnings per share by application of the ''if-converted'' method, if dilutive. Under the if-converted method, convertible notes are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share.

Warrants and stock options described in notes 16 and 17 were not included in the calculation of diluted earnings per share in 2009 and 2008 because the Company sustained losses and their inclusion would be anti-dilutive. Furthermore, 1,318,125 options and warrants (year ended May 31, 2008 - 2,809,250 options and warrants) could have an effect on the calculation in the future, since their exercise prices were higher than the average market price of the Company's shares during 2009 and 2008.

	(o)	Stock-based compensation:

The Company has stock-based compensation plans which are described in note 18. The Company accounts for stock options granted to employees and non-employees based on the fair value method using the Black-Scholes model. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period, with a corresponding increase in contributed surplus.

	(p)	Income taxes:

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

4.	Partnership and collaborations agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil (“NKO™”) in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones before June 2009, prior to the release of the products on the market. No revenues have been recognized by the Company under this agreement. This amount, $804,400, is included in ''advance payments'' in the consolidated balance sheet.

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil (“NKO™”) and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At February 28, 2009, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the nine-month period ended February 28, 2009, revenues of $124,791 were recognized in consolidated earnings on the basis of the clinical study. As of February 28, 2009, the difference between the payments received of $199,860 and revenues recognized amounts to $75,069, and it is included in ''advance payments'' in the consolidated balance sheet.

5.	Related party transactions:

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues in semi- annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the nine-month period ended February 28, 2009, total royalties paid or payable to this party amounted to $221,629 (year ended May 31, 2008 - $102,638), including royalties on the transfer of licenses to the subsidiaries of $137,000 as described below. As at February 28, 2009, the balance due to this shareholder under this agreement amounts to $221,629 (2008 - $59,728). This amount is presented in the balance sheet under accounts payable and accrued liabilities. During the nine-month period ended February 28, 2009, the Company issued worldwide licenses to its subsidiaries, Acasti Pharma and NeuroBioPharm, in consideration of shares and warrants of these subsidiaries.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

5.	Related party transactions (continued):

The Company recorded the value of the following shares and warrants of its subsidiaries as payments of the royalties due to the company controlled by an officer and director. These shares were valued at $137,000 and no value was attributed to the warrants:

Acasti Pharma	NeuroBioPharm

50,000 Class B shares	50,000 Class B shares
260,000 Class C shares	350,000 Class C shares
60,000 Series 4 warrants	70,000 Series 4 warrants
30,000 Series 5 warrants	30,000 Series 5 warrants

The remittance of shares and warrants is subject to applicable regulatory approval and/or meeting other conditions. If these conditions are not met, the payment will be made in cash. Shares and warrants issued as royalty payments will be released as soon as the condition related to the net income before taxes, interests and amortization is met.

Since the Class B and Class C shares of Acasti Pharma and NeuroBioPharm are redeemable at the option of the holder, the amount of $137,000 was recorded in current liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

6.	Research and development expenses:

The costs encountered for research and development projects in process are:

	Nine-month
	period ended	Year ended
	February 28,	May 31,
	2009	2008

Salaries and employee benefits	$558,372	$732,323
Subcontracting	1,154,139	49,629
General and study expenses	–	5,538
Travel expenses	26,158	11,954
	1,738,669	799,444
Tax credits	(461,707)	(314,920)
	$1,276,962	$484,524

Research tax credits recorded by the Company are subject to audit by the tax authorities; accordingly, amounts granted may differ from those recorded.

7.	Financial expenses:

	Nine-month
	period ended	Year ended
	February 28,	May 31,
	2009	2008

Bank charges and changes in fair value of forward contracts	$122,648	$31,158
Interest - operating line of credit	12,314	3,113
Interest - long-term debt and convertible debentures	384,572	434,155
	$519,534	$468,426

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

8.	Information included in the consolidated statement of earnings:

	Nine-month
	period ended	Year ended
	February 28,	May 31,
	2009	2008

Amortization:
Property, plant and equipment	$400,273	$581,394
Intangible assets	10,575	15,061
Other assets	124,389	–
	$535,237	$596,455

9.	Supplemental cash flow disclosures:

	(a)	Net change in operating assets and liabilities are detailed as follows:

	February 28,	May 31,
	2009	2008

Accounts receivable	$(480,143)	$(1,459,906)
Research tax credits receivable	(461,707)	(163,945)
Inventories	(390,387)	732,476
Prepaid expenses	(49,644)	(171,839)
Accounts payable and accrued liabilities	191,787	314,018
Advance payments	(24,791)	–
	$(1,214,885)	$(749,196)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

9.	Supplemental cash flow disclosures (continued):

	(b)	Non-cash transactions:

	February 28,		May 31,
	2009		2008
	(9 months	)	(12 months	)

Acquired property, plant and equipment included in accounts payable and accrued liabilities	$497,703		$29,260
Property, plant and equipment acquired by way of capital leases	–		140,199
Increase of other assets in accounts payable and accrued liabilities	–		95,977
Dividend payable through issuance of notes payable	9,380		–

(c)	Other:

	February 28,		May 31,
	2009		2008
	(9 months	)	(12 months	)
Interest paid	$399,559		$420,644

10.	Accounts receivable:

	February 28,	May 31,
	2009	2008

Trade accounts	$4,696,534	$4,482,101
Sales taxes	218,919	45,186
Other	91,977	–
	$5,007,430	$4,527,287

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

11.	Inventories:

	February 28,	May 31,
	2009	2008

Raw materials	$925,664	$1,053,851
Finished goods	847,899	329,325
	$1,773,563	$1,383,176

During the nine-month period ended February 28, 2009, $3,862,482 of inventories were recognized as cost of sales.

12.	Property, plant and equipment:

			February 28,
			2009

		Accumulated	Net book
	Cost	amortization	value

Land	$40,540	$–	$40,540
Furniture and fixtures	116,573	85,160	31,413
Office equipment	93,745	63,320	30,425
Processing equipment	3,781,175	2,106,872	1,674,303
Laboratory equipment	493,514	400,745	92,769
Computer equipment and software	42,593	20,257	22,336
Plant	1,960,212	422,862	1,537,350
Plant - project in progress	1,325,969	–	1,325,969
Computer equipment - project in progress	150,895	–	150,895
	8,005,216	3,099,216	4,906,000
Assets under capital leases:
Processing equipment	48,560	21,349	27,211
Office equipment	47,890	23,662	24,228
Computer equipment	134,494	69,293	65,201
	230,944	114,304	116,640
	$8,236,160	$3,213,520	$5,022,640

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

12.	Property, plant and equipment (continued):

			May 31,
			2008

		Accumulated	Net book
	Cost	amortization	value

Land	$40,540	$–	$40,540
Furniture and fixtures	110,382	80,095	30,287
Office equipment	72,052	57,997	14,055
Processing equipment	3,768,142	1,823,788	1,944,354
Laboratory equipment	479,590	372,852	106,738
Computer equipment and software	32,808	13,028	19,780
Plant	1,960,212	386,108	1,574,104
Plant - project in progress	85,293	–	85,293
Computer equipment - project in progress	83,199	–	83,199
	6,632,218	2,733,868	3,898,350
Assets under capital leases:
Processing equipment	48,560	17,707	30,853
Office equipment	47,889	19,388	28,501
Computer equipment	134,675	42,284	92,391
	231,124	79,379	151,745
	$6,863,342	$2,813,247	$4,050,095

Amortization includes amortization of asset under capital lease of $34,925 (year ended May 31, 2008 - $43,609).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

13.	Intangible assets:

			February 28,
			2009

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$780,058	$45,734	$734,324
Development costs	339,745	–	339,745
	1,119,803	45,734	1,074,069
Unamortized intangible assets:
Licenses	159,970	–	159,970
Trademarks	108,241	–	108,241
	268,211	–	268,211
	$1,388,014	$45,734	$1,342,280

			May 31,
			2008

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$601,975	$35,159	$566,816
Development costs	296,527	–	296,527
	898,502	35,159	863,343
Unamortized intangible assets:
Licenses	139,537	–	139,537
Trademarks	95,778	–	95,778
	235,315	–	235,315
	$1,133,817	$35,159	$1,098,658

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

14.	Liability component of convertible debentures, derivatives and embedded derivative in convertible debentures:

Aggregate principal amount of convertible debentures at issuance	$2,750,000
Financial expenses on the issuance of debentures	(30,000)
Equity component of convertible debentures	(445,940)
Detachable warrants	(280,175)
Accrued interest	86,191
Accretion of the liability component	86,307
Liabilities balance of convertible debentures as at February 28, 2009	$2,166,383

On October 9, 2008, the Company completed a financing by issuing convertible debentures of an aggregate principal of $2,750,000, 1,100,000 options to acquire 1,100,000 Class A share of Acasti Pharma held by the Company at a price per share equal to the lesser of $0.25 and the price per share from a new financing, until April 30, 2010 and 1,100,000 warrants to purchase 1,100,000 common shares of the Company for $1.25 per share until April 30, 2010. The Company can require the exercise of warrants if the market price of the shares reaches $3.75 for three consecutive days.

The debentures bear interest at 8%, payable annually in cash or in kind, or capitalizable at the Company's option. The debentures mature on October 9, 2011, at which time the Company may either reimburse the amount owed (principal and interest) in cash, or issue shares for the principal amount plus interest and a 15% premium. The shares will be issued at market price, subject to a minimum purchase price of $1.25 per common share.

The debentures are convertible by the holder into units to acquire shares of the Company (''Neptune units'') or to acquire shares of Acasti Pharma (''Acasti units'') as follows:

Neptune units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Company at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Company. Each warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of the (i) debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Company has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Company can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

14.	Liability component of convertible debentures, derivatives and embedded derivative in convertible debentures (continued):

Acasti units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Company and one option to acquire from the Company one Class A share of Acasti Pharma. The base price for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price will vary as follows:

Exercise price
Date of conversion	Price per unit	of option

Before November 30, 2009	Base price	Base price plus $0.25
December 1, 2009 to May 31, 2010	Base price plus $0.25	Base price plus $0.75
June 1 to November 30, 2010	Base price plus $0.75	Base price plus $1.25

The options expire after a period of twelve months from the date of issuance.

Under Canadian generally accepted accounting principles, convertible debentures composed of various debt instruments and equity components are recorded as hybrid financial instruments and are presented as liability or equity components in accordance with the substance of the contractual agreement. At the date of their issuance, the Company measured the following financial instruments and accounted for by using the relative fair value method:

	Fair value	Valuation

1,100,000 warrants	$340,485	Binomial
1,100,000 stock options	–	Black-Scholes
Equity component	541,933	Binomial and trinomial
Debentures	2,459,545	Discount rate
	$3,341,963

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

14.	Liability component of convertible debentures, derivatives and embedded derivative in convertible debentures (continued):

Assumptions utilized:

(a) Warrants:
Fair value of common shares	$1.03
Risk-free interest rate	2.14%
Estimated life	1.5 year
Expected volatility	79%
Exercise price	$1.25
(b) Stock options:
Fair value of Class A shares	$0.02
Risk-free interest rate	1.93%
Estimated life	1.5 year
Expected volatility	75%
Exercise price	$0.25
(c) Equity component:
Fair value of common shares	$1.03
Risk-free interest rate	2.16%
Estimated life	2.2 years
Expected volatility	83%
Exercise price	$1.25 - $3.75
(d) Debentures:
Use of a discount rate of 12.43%

Fair value of the equity component relates to the higher of the fair value of Neptune units and the fair value of Acasti units.

The Company accretes the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.7% .

The model used to measure the derivative components comprises a number of subjective assumptions. Any changes to such assumptions would result in a significant variation of the estimated fair value of the convertible debenture components.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Long-term debt:

	February 28,	May 31,
	2009	2008

Mortgage loan, principal balance of $3,375,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets (except for accounts receivable and merchandise) current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking hypothec on all accounts receivable and merchandise, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$3,327,621	$–

Mortgage loan, secured by processing and laboratory equipment, prime rate plus 6.75% (11.50% as at May 31, 2008), repaid during fiscal period	–	560,350

Mortgage loan, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate of 12.06% as at May 31, 2008), repaid during fiscal period	–	628,352

Mortgage loan, weekly variable interest rate determined by the lender plus 3% (effective rate of 10.59% as at May 31, 2008), repaid during fiscal period	–	951,479

Mortgage loan, secured by the plant, fixed interest rate of 7.77%, repaid during fiscal period	–	804,137

Secondary rank mortgage loan, representing a sales balance after acquisition of the plant, secured by the plant, fixed interest rate of 10.25%	–	294,027

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,301 ($4,333 as at May 31, 2008), maturing at different dates until 2013	119,909	139,587

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 1, 2012	77,609	77,609

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $6,562 until December 2011	39,375	52,500

	3,564,514	3,508,041

Current portion of long-term debt	578,989	984,018

	$2,985,525	$2,524,023

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Long-term debt (continued):

The instalments on long-term debt during the next five years without considering financing fees of $47,378 are detailed as follows:

	Obligations
	under capital	Other
	leases	loans

2010	$53,169	$532,527
2011	50,229	532,527
2012	48,207	532,527
2013	2,123	519,402
2014 and thereafter	–	1,375,000
Total minimum lease payments	153,728

Interest expense included in minimum lease payments	33,819

	$119,909

Included in financial expenses in the consolidated statement of earnings and comprehensive loss is interest expense related to obligations under capital leases of $3,436 (May 31, 2008 - $3,023).

During the nine-month period ended February 28, 2009, the Company refinanced its debt and entered into a debt agreement totaling $6,500,000, of which $3,500,000 has been disbursed by the lender up to February 28, 2009 in the form of a mortgage loan. The second tranche of $3,000,000 will be utilized to finance plant expansion at an interest rate of prime rate plus 2% and will be repayable over 84 months. Previous debts were paid back before the deadline using the capital of the new debt. The Company is subject to certain covenants requiring the maintenance of ratios. At February 28, 2009, the Company was in compliance with those ratios.

The Company renegotiated and now has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 1.75% (May 31, 2008 - 4.75%). The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). At February 28, 2009, no amounts were drawn under the operating line of credit.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

16.	Capital stock and warrants:

Authorized

Unlimited number of shares without par value

-	Common shares

-	Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

-	Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares

	2009	2008

Issued and fully paid:
37,683,422 common shares (2008 - 37,481,797)	$24,953,096	$24,839,769
1,100,000 warrants (note 14)	280,175	–
31,618 warrants	–	62,825

	$25,233,271	$24,902,594

On November 24, 2008, 31,618 of the warrants previously issued for the purchase of 31,618 common shares at a price of $3.50 per share expired. Their carrying value of $62,825 was reclassified to contributed surplus.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

16.	Capital stock and warrants (continued):

	Number of
Common shares	shares	Consideration

Balance as at May 31, 2007	36,729,547	$23,119,647

Issued following the exercise of stock options:
Cash	752,250	679,332
Ascribed value	–	1,040,790
	752,250	1,720,122

Balance as at May 31, 2008	37,481,797	24,839,769

Issued following the exercise of stock options:
Cash	201,625	54,814
Ascribed value	–	58,513
	201,625	113,327

Balance as at February 28, 2009	37,683,422	$24,953,096

17.	Non-controlling interest:

During the three-month period ended November 30, 2008, the Company disposed of a portion of the capital stock of its subsidiaries, Acasti Pharma and NeuroBioPharm, that it formerly owned outright and Acasti Pharma granted new units in the exchange offer with Neptune shareholders.

(a)

As described in note 5, redeemable, non-participating shares in the Company's subsidiaries were granted as payment of royalties on the sale of licenses to the subsidiaries. The portion assigned to these shares is presented at their redemption price as current liabilities on the consolidated balance sheet.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

17.	Non-controlling interest (continued):

(b)

In July 2008, the Company's Board of Directors declared a dividend of $0.00025 per share amounting to $9,380 to be settled by the issuance of non-convertible notes payable with a two-year maturity, bearing interest at a rate of 10%. In August 2008, the Board of Directors of both the Company and Acasti Pharma approved an exchange offer by Acasti Pharma to the holders of the notes. Under the exchange offer, Acasti Pharma offered to acquire up to 9,380,355 notes at a price equal to the notes value, payable by issuance of up to 9,380,355 units, each unit comprised of one Class A share of Acasti Pharma and one Series 2 warrant to purchase one Class A share of Acasti Pharma. On November 17 and 27, 2008 Acasti Pharma exchanged 9,230,533 notes for an equal number of Units of Acasti Pharma, each consisting of one Class A share and one warrant. The balance of 149,822 notes held by persons in jurisdictions where the applicable legislation did not allow for the exchange was paid in cash ($149) on November 27, 2008.

Acasti Pharma's issued and outstanding capital stock and warrants are broken down as follows:

Capital stock:

Class A shares, voting (one vote per share), participating and without par value.

  Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

  Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Warrants:

Series 2 allows the holder to purchase one Class A share for $0.40 per share for a period of twenty-four months after their issuance.

Series 3 allows the holder to purchase one Class A share for $0.40 per share until December 31, 2010.

Series 4 allows the holder to purchase one Class A share for $0.25 per share for a period of five years after their issuance.

Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

17.	Non-controlling interest (continued):

The distribution of the votes and participation between the Company and other shareholders of Acasti Pharma as at February 28, 2009 was as follows:

	Votes		Participation
		Other		Other
	Company	shareholders	Company	shareholder

9,230,533 Class A shares	–	9,230,533	–	9,230,533
5,000,000 Class B shares	49,500,000	500,000	–	–
26,000,000 Class C shares	–	–	–	–

Total	49,500,000	9,730,533	–	9,230,533

% of votes and participation	84%	16%	0%	100%

The shares of Acasti held by the Company are eliminated upon consolidation.

As at February 28, 2009, the Company controlled the vote of Acasti Pharma and accordingly consolidated the subsidiary's accounts. Non-controlling shareholders had a right to all of the subsidiary's profits and losses for the period ended February 28, 2009. The Company is responsible for its subsidiary's losses exceeding the value of the non-controlling shareholders' interest; consequently, $9,231 of the subsidiary's loss was assigned to the non-controlling shareholders and reduced the value of the non-controlling shareholders on the Company's balance sheet to nil as at February 28, 2009.

18.	Stock-based compensation plans:

(a) Company stock-based compensation plan:

The Company has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

18.	Stock-based compensation plans (continued):

	(a)	Company stock-based compensation plan (continued):

Every stock-options issuance in the stock-option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

On October 3, 2007, the Company revised the exercise price of stock options outstanding granted to employees (non-officers) between May 1, 2007 and June 6, 2007 at a price of $5.50 per share. In accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payment, the modification of the exercise price of the options has been treated as if it was an exchange of the original award for a new award which resulted in stock-based compensation of $97,617 recognized in 2008 for the modification.

Activities within the plan are detailed as follows:

		February 28,		May 31,
		2009		2008

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period (a)	4,468,437	$2.92	4,970,000	$2.58
Granted	1,041,000	2.40	520,000	6.59
Exercised	(201,625)	0.27	(752,250)	0.90
Cancelled	(1,638,062)	5.92	(269,313)	5.99

Options outstanding, end of period	3,669,750	1.57	4,468,437	2.92

Exercisable options, end of period	2,850,500	$1.31	3,055,888	$2.49

(a)	The 4,970,000 outstanding options at beginning of 2008 include 485,000 stock-options whose prices were repriced to $5.50 on October 3, 2007 while they were priced at $7.25 on May 31, 2007.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

18.	Stock-based compensation plans (continued):

(a)	Company stock-based compensation plan (continued):

					February 28,
					2009

			Options
			outstanding	Exercisable options
		Weighted
	Weighted	remaining			Weighted
	average	contractual	Number of	Number of	average
	exercise	life	options	options	exercise
	price	outstanding	outstanding	exercisable	price

$0.25	$0.25	1.06	1,310,125	1,310,125	$0.25
$0.75	0.75	1.74	8,000	8,000	0.75
$1.00	1.00	1.89	450,000	450,000	1.00
$1.25	1.25	2.72	80,000	–	–
$2.50	2.50	2.48	920,000	230,750	2.40
$2.60 to $3.00	2.62	2.29	781,625	781,625	2.62
$3.50 to $4.00	3.75	1.36	80,000	50,000	3.60
$5.50	5.50	1.27	40,000	20,000	5.50

			3,669,750	2,850,500	$1.31

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period.

		2009		2008

		Non-		Non-
	Employees	employees	Employees	employees

Dividend	–	–	–	–
Risk-free interest rate	2.84%	–	3.87%	4.88%
Estimated life	2.5 years	–	2.18 years	4 years
Expected volatility	76%	–	84%	109%

The fair value of the weighted average of the options granted to employees during the period is $1.02 (2008 - $2.06) and to non-employees is not applicable (2008 - $3.88) .

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

18.	Stock-based compensation plan (continued):

	(b)	Acasti Pharma stock-based compensation plan:

During the period ended February 28, 2009, the subsidiary Acasti Pharma initiated a stock- based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of Class A share options. Under this plan 1,530,000 Class A shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by Acasti Pharma's Board of Directors, as is the term of the options which, however, cannot be more than ten years, according to the regulations of the plan.

Every stock-options grant in the stock-option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The Acasti Pharma stock-based compensation plan as well as the granting of the options are subject to applicable regulatory approval, which includes the approval by the subsidiary's shareholders.

The following table presents information on outstanding stock-options:

		February 28,
		2009

		Weighted
		average
	Number of	exercise
	options	price

Options outstanding, beginning of period	–	$–
Granted	850,000	0.25

Options outstanding, as at February 28, 2009	850,000	0.25

Options exercisable, as at February 28, 2009	–	$–

The purchase price of the shares covered by the stock-options granted in 2009 under the plan is equal to $0.25. The exercise price was determined to be higher than the estimated fair value per share of Acasti Pharma at date of grant.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

18.	Stock-based compensation plan (continued):

(b) Acasti Pharma stock-based compensation plan (continued):

February 28,
2009

	Options outstanding			Exercisable options
Weighted
remaining
	Weighted	contractual	Number of	Number of	Weighted
	average	life	options	options	average
Exercise price	exercise price	outstanding	outstanding	exercisable	exercise price

$0.25	$0.25	9.61	850,000	–	$–

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the following assumptions:

Fair value of Class A shares	–
Dividend	–
Risk-free rate	3.58%
Estimated life	6 years
Expected volatility	75%

At the time of grant, a value near nil was assigned to these stock options. Consequently, no charge was recognized for the nine-month period ended February 28, 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

18.	Stock-based compensation plan (continued):

	(c)	Other stock-based compensations:

Following the declaration of a dividend and transactions associated with the transfer of licenses to the subsidiaries, Acasti Pharma and NeuroBioPharm, as described in note 5, the Company awarded a bonus having a nominal value to dedicated insiders and employees of the Company's subsidiaries. The award to insiders and employees consisted of 4,045,000 and 1,280,000 Acasti Pharma Series 4 warrants, respectively, and 3,800,000 and 1,200,000 NeuroBioPharm Series 4 warrants, respectively. The warrants will be liberated subject to applicable regulatory approval and/or meeting other conditions, if required. The value of Acasti Pharma Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	0.25
Risk-free interest rate	2.78%
Estimated life	5 years
Expected volatility	75%

The value of the NeuroBioPharm Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	0.25
Risk-free interest rate	1.84%
Estimated life	5 years
Expected volatility	75%

Following these evaluations, the awards were determined to have a nominal value. Consequently, no charge was recognized in the nine-month period ended February 28, 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

19.	Income taxes:

The income tax provision differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 30.89% in 2009 and 31.56% in 2008) as follows:

	2009	2008

Income tax at the combined Canadian statutory rate (federal and provincial)	$(583,423)	$(1,510,084)
Increase (decrease) resulting from:
Change in income tax rates:
Reduction of future tax assets	–	304,819
Reduction of valuation allowance	–	(304,819)
Unrecognized deductible temporary differences for the period	(360,369)	(35,188)
Stock-based compensation	670,828	1,417,477
Non-deductible items and other	272,964	127,795

	$–	$–

Net future income tax assets of approximately $3,888,000 as at February 28, 2009 have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

	2009	2008

Net future income tax assets resulting from the following:
Tax losses	$1,645,000	$2,403,000
Research and development expenses	1,560,000	1,111,000
Excess of the tax basis of assets over their carrying amount	839,000	735,000
	4,044,000	4,249,000

Valuation allowance	(3,888,000)	(4,249,000)

Net future income tax liabilities resulting for the following:
Convertible debentures	156,000	–

Net future income tax assets recognized	$–	$–

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

19.	Income taxes (continued): :

As at February 28, 2009, the Company has losses for tax purposes, which are available to reduce future years' taxable income until the following expiry dates:

	Federal	Provincial

2010	$2,480,000	$2,415,000
2014	2,644,000	2,606,000
2015	845,000	831,000

	$5,969,000	$5,852,000

Research and development expenses which can be carried forward indefinitely	$5,094,000	$7,454,000

As of February 28, 2009, the Company also has investment tax credits that have not been recognized. The expiration dates are as follows:

Federal

2011	$1,000
2012	156,000
2013	217,000
2014	75,000
2015	53,000
2026	91,000
2027	145,000
2028	221,000
2029	330,000

$1,289,000

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

20.	Capital disclosures:

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital. As explained in note 15, the Company is subject to certain financial covenants under its mortgage loan.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Company optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Company defines capital to include total shareholders equity, long-term debt and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Company’s policy is to maintain a minimal level of debt. In 2009, the Company renegotiated successfully the refinancing of its debt with an important financial institution, reduced its financial expenses and increased its production capacity to be able to face the increasing demand for its products (for more details see note 15). At February 28, 2009, the Company had an authorized operating line of credit $1,000,000, of which an amount of $1,000,000 was available, and an additional $3,000,000 of financing available for the expansion of its production facility.

At February 28, 2009, cash amounted to $835,772, term deposits amounted to $3,318,254 and tax credit receivable amounted to $726,510, for a total of $4,880,536. During the nine-month period ended February 28, 2009, the Company raised an additional financing of $2,720,000 after financing fees through the issue of convertible debentures. These additional funds were used for the acquisition of an additional participation in its subsidiary Acasti Pharma, which will use this financing to continue its clinical studies in progress. The Company does not expect in the next 12 months to require additional financing to finance its current activities.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Financial instruments:

	(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2009, the Company had twenty-six trade debtors. Most sales' payment terms are set in accordance with industry practice. Two customers represent 41% (two customers represented 43% as at May 31, 2008) of total trade accounts included in accounts receivable.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue conducting business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Financial instruments (continued):

	(a)	Credit risk (continued):

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by insurers' which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers are the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Financial instruments (continued):

	(a)	Credit risk (continued):

The aging of trade receivable balances as at February 28, 2009 was as follows:

Not past due	$2,760,656
Past due 0-30 days	394,013
Past due 31-120 days	2,710
Past due 121-180 days	1,590,155
Trade receivables	4,747,534

Less allowance for doubtful accounts	(51,000)
$4,696,534

(b)	Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 97% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the Canadian dollar in relation to the US dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at February 28, 2009:

(in CDN dollars)	$ US	EURO

Cash	$810,545	$97,936
Accounts receivable	4,600,768	26,915
Accounts payable and accrued liabilities	(113,746)	(66,184)
Advance payments	–	(804,400)
	$5,297,567	$(745,733)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Financial instruments (continued):

	(b)	Foreign exchange risk (continued):

The following exchange rates applied during the nine-month period ended February 28, 2009:

		Reporting
	Average rate	date rate

$US per $CDN	1.1427	1.2723
EURO per $CDN	1.5873	1.6088

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have (increased) decreased the net loss as follows, assuming that all other variables remained constant:

	$	US	EURO
(Increase) decrease in net loss		$(264,878)	$37,287

An assumed 5% weakening of the functional currency during the nine-month period ended February 28, 2009 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. The fair value of these derivative financial instruments was established according to prices obtained from the Company’s financial institution for identical or similar financial instruments. The following table summarizes the Company's position of foreign contracts as at February 28, 2009:

	Type	Amount	Rate	Fair value

March 31, 2009	Sell	US$ 200,000	1.2291	$(8,640)
May 29, 2009	Sell	200,000	1.2284	(8,780)
June 30, 2009	Sell	200,000	1.2279	(8,880)
July 31, 2009	Sell	200,000	1.2274	(8,980)
August 31, 2009	Sell	200,000	1.2269	(9,080)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Financial instruments (continued):

	(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash	Short-term fixed interest rate
Term deposits	Short-term fixed interest rate
Bank loan - operating line of credit	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate
Convertible debentures	Fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the nine-month period ended February 28, 2009 would have decreased net earnings by $9,858, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d)	Fair value of financial instruments:

The carrying amounts of the Company's short-term financial assets and liabilities approximate their fair value given that they will mature in the short-term.

The fair value of the variable interest rate mortgage loans is equivalent to the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of secured loans, unsecured loans and obligations under capital leases is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

See note 14 for fair market value of convertible debentures and related financial instruments. The refundable contributions obtained under a federal grant program are interest-free. The fair value cannot be determined as equivalent market terms and conditions are not readily identifiable.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Financial instruments (continued):

	(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease as at February 28, 2009:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years

Accounts payable and accrued liabilities	$2,320	$2,320	$–	$–	$–
Contractual obligations:
Long-term debt	3,444	532	1,065	1,051	796
Loans guaranteed by investments in lease contracts (a)	153	53	98	2	–
Research and development contract	300	–	300	–	–
Other lease contracts	467	100	199	168	–
	$6,684	$3,005	$1,662	$1,221	$796

(a) Including interest costs

In addition, approximately $804,400 of advance payments at February 28, 2009 may be refundable in the next year if the Company fails to meet certain development milestones.

An option totaling $275,000 for the acquisition of an intellectual property represents an additional contractual obligation. See note 22.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Financial instruments (continued):

	(f)	Term deposits:

Term deposits with a Canadian financial institution having a high credit rating include term deposits of $1,005,055, maturing on November 30, 2009 and bearing interest at 2.05%. In addition, the subsidiary Acasti Pharma has a term deposit of $2,018,236, maturing on October 23, 2009 and bearing interest at 2.60%. These term deposits are cashable at any time at the discretion of the Company.

Also, a deposit in the amount of $294,963 is held in trust for the purpose of exercising the option to acquire intellectual property as described in note 22.

22.	Commitments and contingencies:

	(a)	License agreement:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

		Minimum
	Rate	royalty

To a Canadian university as of June 1, 2002 (i)	4%	$5,000
To a company controlled by an officer and director as of June 1, 2002	1%	–

(i)	The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Commitments and contingencies (continued):

	(a)	License agreement (continued):

The Company's directors are of the opinion that this injunction is unfounded and the $275,000 is therefore presented as a commitment. The Company voluntarily paid $275,000 to a third party legal firm, which is held in trust for the payment of the purchase option for intellectual property.

In December 2008, a ruling was rendered against the Company. The judge determined that the Company had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Company, and it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property, although it had been previously established at $275,000. Under the judgment, the Company had 45 days to exercise its option and it had to pay $275,000 immediately.

The Company has already appealed the ruling and requested an immediate stay of its execution. The Company does not agree with the findings of the ruling and believes that its own arguments are well founded. The Company remains confident that its rights will be recognized on appeal.

The ultimate resolution of this matter and the estimated damages, if any, cannot be determined and, accordingly, the Company has not recorded any provision in its financial statements for this matter.

As for the exercise price set at $1,776,000 by the judge, if the Court of Appeal confirms the ruling and finds that the option was not exercised, the Company could, without prejudice to its operations, reconsider its position and not proceed to exercise this new option, and consequently would not have to pay this amount.

	(b)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial that will be realized during the next 24 months for an amount of $775,000. As at February 28, 2009, payments of $450,000 have been made towards the total amount of the contract.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Commitments and contingencies (continued):

	(c)	Rental agreements:

The Company has entered into long-term lease agreements, which call for payments of $467,051 for the rental of premises. Minimum lease payments for the next years are $100,246 in 2010, $100,679 in 2011, $98,337 in 2012, $94,612 in 2013 and $73,177 in 2014.

	(d)	Plant expansion:

As part of the current expansion of the Company's plant, the Company has entered into construction contracts. The amount remaining under these contracts, to be disbursed within the next fiscal year, is $1,764,000. For financing of the plant expansion, see note 15.

23.	Segment disclosures:

	(a)	Descriptive information on the Company's reportable segments:

As a result of the reorganization of the Company's activities as described in note 5, the Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

23.	Segment disclosures (continued):

	(a)	Descriptive information on the Company's reportable segments (continued): The following tables show information by segment:
				Nine-month period
				ended February 28,
					2009

	Nutraceutical	Cardiovascular	Neurological	Adjustments	Total

Sales and research contracts	$8,513,190	$–	$76,082	$–	$8,589,272
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(6,539,922)	(368,574)	–	–	(6,908,496)
Stock-based compensation	(2,171,668)	–	–	–	(2,171,668)
Research and development expenses	(650,382)	(429,944)	(196,636)	–	(1,276,962)
Financial expenses	(519,198)	(336)	–	–	(519,534)
Amortization	(532,857)	(2,380)	–	–	(535,237)
Interest income	43,101	18,236	–	–	61,337
Foreign exchange gain	999,603	744	–	–	1,000,347
Royalties on transfer of license to subsidiaries	(137,000)	–	–	–	(137,000)
Non-controlling interest	–	–	–	9,231	9,231
Net loss and comprehensive loss	$(995,133)	$(782,254)	$(120,554)	$9,231	$(1,888,710)
Cash	$507,223	$328,549	$–	$–	$835,772
Term deposits	1,300,018	2,018,236	–	–	3,318,254
Total assets	15,662,113	2,638,858	–	–	18,300,971
Expenditures for long-lived assets	$1,601,860	$25,155	$–	$–	$1,627,015

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

23.	Segment disclosures (continued):

(a)	Descriptive information on the Company's reportable segments (continued):

					Year ended
					May 31,
					2008

	Nutraceutical	Cardiovascular	Neurological	Adjustments	Total

Sales and research contracts	$10,263,825	$–	$–	$–	$10,263,825
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(8,858,429)	–	–	–	(8,858,429)
Stock options based compensation	(4,491,371)	–	–	–	(4,491,371)
Research and development expenses	(484,524)	–	–	–	(484,524)
Financial expenses	(468,426)	–	–	–	(468,426)
Amortization	(596,455)	–	–	–	(596,455)
Interest income	99,124	–	–	–	99,124
Foreign exchange loss	(248,548)	–	–	–	(248,548)
Net loss and comprehensive loss	$(4,784,804)	$–	$–	$–	$(4,784,804)
Cash	$545,596	$–	$–	$–	$545,596
Term deposits	2,166,699	–	–	–	2,166,699
Total assets	14,357,169	–	–	–	14,357,169
Expenditures for long-lived assets	$741,746	$–	$–	$–	$741,746

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

23.	Segment disclosures (continued):

	(b)	Geographic information:

All of the Company's and its subsidiaries' (Acasti Pharma and NeuroBioPharm) assets are located in Canada.

The Company's sales are attributed based on the customer's area of residence:

	Nine-month
	period ended	Year ended
	February 28,	May 31,
	2009	2008

Canada	$888,375	$984,551
United States	6,280,838	5,764,579
Europe	1,200,107	1,727,013
Asia/Oceania	95,161	1,787,682
	$8,464,481	$10,263,825

Sales above exclude revenues from a partnership and collaboration agreement.

(c)	Information about major customers:

During the nine-month period ended February 28, 2009, the Company realized sales amounting to $4,167,560 from three customers ($3,191,307 from two customers in 2008), individually accounting for more than 10% of sales:

	Nine-month
	period ended	Year ended
	February 28,	May 31,
	2009	2008

Customer A	14.6%	–
Customer B	13.0%	–
Customer C	21.0%	14.5%
Customer D	–	16.9%

24.

Comparative figures:

The comparative figures for 2008 have been reclassified to conform with the financial statement presentation adopted for 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Nine-month period ended February 28, 2009 and year ended May 31, 2008

25.

Subsequent event:

At the end of April 2009, the Company temporarily ceased production in order to complete its plant expansion and expand in-house production capacity. It is expected that production will resume no later than mid-June 2009.